UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

MAVERICK MINERALS CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

577707201
(CUSIP Number)

Robert Kinloch 2501 Lansdowne Avenue Saskatoon, Saskatchewan, S7J1H3 (306) 343 5799
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐ .

Note:  Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	577707201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Kinloch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Robert Kinloch is a Canadian citizen.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
773,623(1)
	8	SHARED VOTING POWER
NIL
	9	SOLE DISPOSITIVE POWER
773,623(1)
	10	SHARED DISPOSITIVE POWER
NIL
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
773,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 6.3% based on 11,602,617 shares of common stock outstanding as of the date of this report and 700,000 stock options exercisable within sixty days of the date of this report.
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.  Security and Issuer

The statement relates to shares of common stock with $0.001 par value of Maverick Minerals Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2501 Lansdowne Avenue, Saskatoon, Saskatchewan, Canada, S7J 1H3.

Item 2.  Identity and Background

(a)	Robert Kinloch (the “Reporting Person”);

(b)	2501 Lansdowne Avenue, Saskatoon, Saskatchewan, Canada, S7J 1H3;

(c)	President, Chief Executive Officer, Chief Financial Officer, and Director of the Issuer;

(d)	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years;

(e)
The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law; and

(f)	The Reporting Person is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Considerations

On September 23, 2010, the Reporting Person was granted stock options to acquire 700,000 shares of common stock of the Issuer at an exercise price of $1.05 per share until August 20, 2015 in accordance with the terms of the Issuer’s 2009 Stock Option Plan.  The 773,623 shares of common stock held by the Report Person as of the date hereof, includes 700,000 shares of common stock subject to stock options that are exercisable within sixty days of the date of this report.

Item 4.  Purpose of Transaction

The Reporting Person was granted the stock options pursuant a consulting agreement dated September 23, 2010 with the Issuer.

Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’ s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The aggregate number and percentage of common stock of the Issuer beneficially owned by the Reporting Person is 773,623 shares, or 6.3%, based on 11,602,617 shares of common stock outstanding as of the date of this report and 700,000 shares of common stock which may be issued upon the exercise of stock options within 60 days of the date of this report.

The 773,623 shares are registered in the name of the Reporting Person.  The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 773,623 shares of common stock of the Issuer.

Other than as described in Item 3 above, the Reporting Person has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 773,623 shares of common stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set for the in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Consulting Agreement dated September 23, 2010 between the Issuer and the Reporting Person (filed as an exhibit to our Current Report on Form 8-K filed on September 24, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2010                                                                       /s/ Robert Kinloch
Signature

Robert Kinloch, President and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.